November 2, 2011

Mr. Morgan Youngwood
U.S. Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Phone: (202) 551-3479
Fax: (202) 772-9210

Re:	Epazz, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 17, 2011
Item 4.02 Form 8-K
Filed June 29, 2011
File No. 333-139117

Dear Mr. Youngwood:

Epazz, Inc. (the “Company”) is in receipt of your comment letter dated September 7, 2011, and has the following responses.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 48

1.   We note your response to prior comment 1. Please amend your disclosures to include management's report on internal controls over financial reporting. We refer you Item 308T of Regulation S-K.

RESPONSE:

The Company proposes amending Item 9A. Controls and Procedures as included its Form 10-K for the year ended December 31, 2010 as follows (changed information is in bold and underline):

ITEM 9A.  CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010.  This evaluation was accomplished under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer who concluded that our disclosure controls and procedures are not effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP) and includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

-
provide reasonable assurance that the transactions are recorded  as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect of financial statement preparation and may not prevent or detect misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

As of December 31, 2010, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.

Based on that evaluation, management concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that taken together may be considered to be a material weakness.

A material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at December 31, 2010:

(1)	Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions.

(2)	Lack of sufficient accounting staff, which results in a lack of segregation of duties necessary for a good system of internal control.

Management believes that the material weakness set forth in Items (1) and (2) above did have an affect on the Company's financial reporting in 2010. However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on the Company's board of directors can adversely affect reporting in the future years, when our operations become more complex and less transparent and require higher level of financial expertise from the overseeing body of the Company.

In order to remedy our existing internal control deficiencies, as soon as our finances allow, we plan to (1) appoint one or more outside directors to our board of directors who shall be appointed to an audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and will increase our personnel resources; and (3) hire independent third parties to provide expert advice.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c)	Changes in internal control over financial reporting

We have not yet made any changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Consolidated Financial Statements

Consolidated Balance Sheets, page 41

2.           We note your response to prior comment 2. Please explain in greater detail why you believe the prepaid asset of $1 million should remain as an asset and that SAB Topic 4E does not apply.

RESPONSE:

The $1.0 million prepaid expense consists of prepaid compensation to Shaun Passley and prepaid interest to two related parties.  The prepaid compensation to Shaun Passley consists of 20,000,000 shares of Class A Common Stock at the price of $0.04 per share.  The prepaid interest consists of 5,000,000 shares of Class A Common Stock at the price of $0.04 to two related parties.

The compensation and interest were to be earned equally each month over 5 years beginning on July 29, 2010.  Amendments to the original agreements were entered into to change the date interest would be earned from July 29, 2010, to July 29, 2012.  An amendment to the compensation agreement was issued to provide that the shares would be earned once the company has $2 million in revenue as reported by the 10-K.

SAB Topic 4E (Receivables From Sales of Stock) deals with the issuance of capital stock to officers or other employees before the cash payment is received. As stated above, the shares were issued as compensation and in lieu of interest; and no cash payments will be made to the Company. Consequently, the prepaid asset of $1 million remains as an asset and SAB Topic 4E (Receivables From Sales of Stock) does not apply.

Note 9. Acquisitions, page 47

3.           We note your response to prior comment 3. Please clarify why you believe that $253,588 of goodwill should be recorded in connection with the acquisition of IntelliSys, Inc. Explain how you determined the purchase price and why no portion was allocated to intangible assets. We refer you to ASC 805. In addition, tell how your pro forma presentation reflects continuing operations as if the acquisition had been consummated at the beginning of each period presented. In this regard, explain why the amount of pro forma revenues presented for each period are less than the amount of revenues presented in your consolidated statements of operations.

RESPONSE:

After further analysis by management, the Company has determined that goodwill of $253,588 should be booked in connection with the acquisition of IntelliSys, Inc, based on the Acquisition Method.  The Acquisition Method requires assets and liabilities to be valued at fair value. Moreover, the difference between purchase price and fair value has to be recognized as goodwill. ASC 805-30-30-1 says that the Company (acquirer) shall recognize goodwill as of the acquisition date measured as the excess of the consideration transferred ($155,816) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed (negative $97,772).

Consideration	$155,816
Net assets fair value	- (97,772)
Goodwill	$253,588

Originally, the acquisition incorrectly reflected negative equity of 97,772.  The financial statements will be restated to correctly reflect goodwill.  As of the date of acquisition, management does not believe the goodwill to be impaired.  The Company will assess goodwill on an ongoing basis per ASC 350.

The pro forma presentation did not reflect the consolidated entity as if the acquisition had been consummated at the beginning of each period presented.  Corrections to the pro forma presentation are reflected in the restatement for the year ended December 31, 2010.

Form 10-Q for the quarterly period ended June 30. 2011

Certifications, page 43

4.           We note your response to prior comment 4. Please amend to file the Section 302 and 906 certifications as separate exhibits. We refer you to Item 601 of Regulation S-K.

RESPONSE:

Please see the attached Exhibit A which includes a draft Amended Form 10-Q for the period ended March 31, 2011, which the Company plans to file subsequent to the date of this response letter to include the certifications as separate exhibits to such filing (Note the XX’s in the signatures will be replaced by the actual date of the filing).  The Company also plans to file similar Amended Form 10-Q’s for the periods ended June 30, 2011 and September 30, 2011, to similarly include the certifications as separate exhibits to such filings as required by Item 601 of Regulation S-K.

Item 4.02 Form 8-K filed on August 16, 2011

5.           We note that you concluded on August 16, 2011, that the respective financial statements should no longer be relied upon. In light of the information that you provided in your correspondence letter dated July 15, 2011, please tell us how you determined that you reached your conclusion on August 16, 2011. Refer to Item 4.02(a)(1) of Form 8-K.

RESPONSE:  After receiving the SEC comment letter, the Company concluded that it would need to restate its financial statements and that investors could no longer rely on the financial statements that had been filed.  Consultants and advisors advised the Company to file such Form 8-K when they realized no Form 8-K had been filed.

Additionally, the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Shaun Passley Shaun Passley President

EXHIBIT A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1
(Mark One)

[X]	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2011

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the transition period from ____________ to ______________

Commission file number: 333-139117

EPAZZ, Inc.
(Exact name of registrant as specified in its charter)

Illinois	36-4313571
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

309 W. Washington St. Suite 1225
Chicago, IL 60606
(Address of principal executive offices)

(312) 955-8161
(Registrant's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  [X]    No  [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes  [  ]   No  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes   [  ] No   [X]

At May 23, 2011, there were 30,448,294 shares of the issuer's common stock outstanding.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (this “Form 10-Q”) is to file Exhibits 31 and 32 (i.e., the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002), as separate exhibits to this Form 10-Q instead of having such Exhibits being embedded within the Form 10-Q filing as such were filed in the Registrant’s initial Form 10-Q filing, as is required by Item 601 of Regulation S-K.

No other changes have been made to the Registrant’s Form 10-Q. This Amendment No. 1 does not reflect any subsequent events occurring after the original filing date of the Form 10-Q or modify or update in any way disclosures made in the original filings.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPAZZ, INC.

DATED: November XX, 2011	By: /s/ Shaun Passley
Shaun Passley
Chief Executive Officer (Principal Executive Officer), President, Chief Financial Officer (Principal Accounting Officer), and Director

EXHIBIT 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND PRINCIPAL ACCOUNTING OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Shaun Passley, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of EPAZZ, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
As the registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  November XX, 2011

By: /s/ Shaun Passley
Shaun Passley,
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Accounting Officer)

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND PRINCIPAL ACCOUNTING
OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

 I, Shaun Passley, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of EPAZZ, Inc. on Form 10-Q for the fiscal quarter ended March 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of EPAZZ, Inc.

Date:  November XX, 2011

By: /s/ Shaun Passley
Shaun Passley
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer and Principal Accounting Officer)